

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

<u>Via E-mail</u>
Mr. Gregory P. Taxin
Managing Director
Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

     Re: Stillwater Mining Company
               Preliminary Proxy Statement on Schedule 14A
               Filed on March 8, 2013 by Clinton Relational Opportunity Master
               Fund, L.P., et al.
               File No. 001-13053

Dear Mr. Taxin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Reasons for Our Solicitation, page 6</u>

1.   Disclosure on page 6 states that the board of directors has granted its own members hefty pay increases. Mr. Taxin is reported publicly as having stated recently that current director compensation is reasonable given the company's size. Please advise.

2.   Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for, the statement on page 7 that, for

the company's spending to produce a good return, the price of palladium must be at least $30 more per ounce than it would be without the Alliance's marketing efforts.

Our Proposed Path Forward, page 8

3.   Please disclose any specific individuals whom your nominees would consider to replace Mr. McAllister. If none, so state, and disclose how the nominees would go about replacing him, the criteria to be used to select his replacement, and whether you have any plans regarding management of the company in the interim period between any departure of Mr. McAllister and the designation of a new chief executive.

4.   You disclose your belief that the company should accelerate in any way possible, including increased capital spending, the development of the Graham Creek, Blitz and Far West areas of the J-M Reef, to bring production from these areas online as quickly as possible. Please briefly disclose your belief as to how increased capital spending would accelerate this development and the assumptions that underlie your assessment. Please also specifically disclose as your belief that production will increase in these areas through these methods.

Proposal 1 – Election of Directors, page 10

5.   The disclosed standard for the use of discretionary authority to vote for substitute nominees, appearing in the next to last paragraph on page 14, is not consistent with Rule 14a-4(c)(5). Please revise.

6.   Advise us, with a view toward revised disclosure, whether you are required to identify or nominate substitute or additional nominees in order to comply with any applicable company advance notice bylaw.

Proposal 4 – Approval of the Amendment to the Company's Bylaws, page 20

7.   Please disclose that requiring a supermajority vote may, among other things, facilitate efforts of a minority of the board of directors to block the will of the majority of the members.

Quorum; Abstentions; Broker Non-Votes, page 22

8.   Please revise the last paragraph of this section so that it is consistent with the company's current disclosure regarding the effect of broker non-votes on Proposals 2 through 4, or provide an analysis supporting your current disclosure.

Votes Required for Approval, page 23

9.   Please revise the second paragraph of this section so that it is consistent with the company's disclosure regarding the voting standards for Proposals 2 through 4, or provide an analysis supporting your current disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        David E. Rosewater, Esq.
        Schulte Roth & Zabel LLP